FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

THE TENDER OFFER MADE THROUGH THIS NOTICE IS AIMED AT THE COMMON SHARES ISSUED BY GLOBEX UTILIDADES S.A., WHICH (i) ARE NEITHER REGISTERED SECURITIES NOR SUBJECT TO REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) OF THE UNITED STATES OF AMERICA (”USA”) AND (ii) ARE NOT UNDERLYING THE ADRs OF GLOBEX UTILIDADES S.A.

THE TENDER OFFER MADE THROUGH THIS NOTICE NEITHER CONSTITUTES A TENDER OFFER OF SECURITIES TO BE CARRIED OUT IN THE USA NOR HAS AS ITS OBJECT REGISTERED SECURITIES OR SECURITIES THAT ARE SUBJECT TO REGISTRATION WITH THE SEC, NOR IS IT AIMED AT HOLDERS OF ADRs OF GLOBEX UTILIDADES S.A.

THE TENDER OFFER MADE THROUGH THIS NOTICE MAY NOT, AND SHALL NOT, BE CONDUCTED IN THE USA WITHOUT SUCH OFFER BEING PREVIOUSLY REGISTERED IN SAID COUNTRY OR WITHOUT THE EXEMPTION OF SAID REGISTRATION.

THE SHAREHOLDERS OF COMMON SHARES ISSUED BY GLOBEX UTILIDADES S.A. RESIDING OUTSIDE BRAZIL MAY PARTICIPATE IN THIS TENDER OFFER PROVIDED THAT SAID SHAREHOLDERS COMPLY WITH ALL LAWS AND REGULATIONS TO WHICH THEY MAY BE SUBJECT.

FINALLY, THE TENDER OFFER MADE THROUGH THIS NOTICE IS NOT AIMED AT PERSONS RESIDING IN ANY JURISDICTION IN WHICH ITS CONDUCTION IS FORBIDDEN.

NOTICE OF TENDER OFFER FOR THE ACQUISITION OF COMMON SHARES
ISSUED BY

     GLOBEX UTILIDADES S.A.
Publicly-held Company - CVM No. 6505
Corporate Taxpayer’s ID (CNPJ/MF) No. 33.041.260/0001 -90
ISIN Code BRGLOBACNOR8

BY ORDER AND ON ACCOUNT OF

COMPANHIA BRASILEIRA DE DISTRIBUÇÃO

Intermediary Institution

BES SECURITIES DO BRASIL S.A. CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS (the “Intermediary Institution”), a financial institution headquartered in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Faria Lima, 3,729, 6th floor, and enrolled with the CNPJ/MF under no. 33.894.445/0001 -11, by order and on account of MANDALA EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a corporation headquartered in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3,172 – 3rd floor, enrolled with the CNPJ/MF under no. 10.641.438/0001 -02 (the “Offeror”) hereby (the “Notice”) and on account of COMPANHIA BRASILEIRA DE DISTRIBUÇÃO, a publicly-held company headquartered in the city of São Paulo, state of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3,142, enrolled with the CNPJ/MF under no. 47.508.411/0001 -56 (the “Holding Company of the Offeror”) hereby announces to the shareholders holding issued and outstanding common shares of GLOBEX UTILIDADES S.A. (the “Target Company”), a publicly-held company headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Av. Prefeito Dulcídio Cardoso, 2000, enrolled with the CNPJ/MF under no. 33.041.260/0652 -90, the tender offer for all common shares of the Target Company (the “Offer” or the “Tender Offer”), pursuant to article 254-A of Law no. 6,404, of December 15, 1976, as amended (the “Brazilian Corporate Law”) due to the transfer of control of the Target Company and, cumulatively, as a result of the increase in the participation of the Offeror in the voting capital of the Target Company, in accordance with paragraph 6 of article 4 of the Brazilian Corporate Law, pursuant to the rules set forth by Instruction issued by the Brazilian Securities and Exchange Commission (the “CVM”) no. 361, of March 5, 2002, as amended (the “CVM Instruction 361/02”), with the purpose, and in accordance with, the conditions presented as follows. As provided by article 34 of CVM Instruction no. 361/02, the Offer is made pursuant to the adoption of a special procedure, as approved by the CVM Board in a meeting held on December 22, 2009.

1. THE OFFER

1.1. Legal Basis. The Offer is made due to the transfer of control of the Target Company to the Offeror, as provided for by article 254-A of the Brazilian Corporate Law and by CVM Instruction no. 361/02, and the increase in the participation of the Offeror in the voting capital of the Target Company, as set forth by paragraph 6 of article 4 of the Brazilian Corporate Law and by CVM Instruction no. 361/02:

     1.1.1. Transfer of Control. As disclosed to the market through the publication of Material Fact notices dated June 8, 2009 and July 7, 2009, on June 8, 2009, a Share Purchase Agreement was entered into by and between the Offeror and Keene Investment Corporation S.A., Parvest – Participação e Administração Ltda., Tamarac Investment, LLC, Blue Springs Holdings, LLC, Linnetsong Investments Ltd., LLC , and Phillimore Holdings LLC (the “Controlling Shareholders”), with Wilkes Participações S.A. and the Holding Company of the Offeror as the intervening parties (the “Agreement”), by means of which the Offeror acquired eighty six million, nine hundred sixty two thousand, nine hundred sixty five (86,962,965) common shares issued by the Target Company, representing 70.2421% of the total and voting capital stock of the Target Company. After the implementation of the acquisition of the shares owned by the Controlling Shareholders, and taking into account the option granted to the other shareholders of the Target Company described in item 6.2 below, the Offeror became the holder of, directly and indirectly, 118,184,631 common shares issued by the Target Company, representing 95.0179% of the total and voting capital stock of the Target Company.

     1.1.2. Increase in Participation. As disclosed in the Notice to the Shareholders dated July 6, 2009, and described in more detail in item 6 below, the minority shareholders of the Target Company were granted, as an additional alternative to this Offer, the possibility of adhering to the Agreement and, consequently, transferring the shares issued by the Target Company held by them, in whole or in part, to the Offeror, according to the decision of each shareholder, under the same terms and conditions offered to the Controlling Shareholders; provided, however, that the price per share to be paid to the minority shareholders would be equivalent to eighty percent (80%) of the price per share paid to the Controlling Shareholders, pursuant to article 254-A of the Brazilian Corporate Law. As a result, the Offeror became the owner of 118,184,631 Shares, equivalent to 95.0179% of the capital stock of the Target Company.

     1.1.3. Adoption of Special Procedure. In a meeting held on December 22, 2009, the Board of CVM approved the adoption of a special procedure in order to: (i) unify the tender offers for the acquisition of shares due to the transfer of control and to the increase of participation, pursuant to paragraph 2 of article 34 of CVM Instruction no. 361/02; and (ii) waive the preparation of an appraisal report of the Holding Company of the Offeror, which securities are being delivered by way of payment for the Offer, pursuant to paragraph 1 of article 34 of CVM Instruction no. 361/02.

1.2. Form. The Offer shall be carried out through an auction (the “Auction”) at the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (the “BM&FBOVESPA”). The Offer is not contingent upon any minimum amount of acceptance and the Offeror shall acquire all common shares issued by the Target Company offered for sale at the Auction.

1.3. Effectiveness. The Offer shall remain effective for the period of 30 days as of the publication of this Notice, i.e., from January 4, 2010 to February 3, 2010, date on which the Auction shall take place (the “Auction Date”).

1.4. Shares that are the Object of the Offer. The Offeror is willing to acquire, through the Intermediary Institution, all five million, six hundred nineteen thousand, nine hundred nine (5,619,909) common shares issued by the Target Company that, on this date, are outstanding (the “Shares”, or each of them, a “Share”), representing four point five one eight three percent (4.5183%) of the common shares issued by the Target Company.

     1.4.1. The physical settlement of the acquisition of the Shares offered for sale and the subsequent transfer of ownership of the Shares to the Offeror will be carried out on the fifth working day after the Auction Date, regardless of the payment option of the Offer Price (as defined below) chosen by the shareholder. Should the Target Company declare dividends or interest on own capital up to the fifth working day after the Auction Date, the payments will be made to the owners of the Shares on the date of said declaration. As a result, as of the Settlement Date, the Offeror will be credited any dividends or interest on own capital declared by the Target Company to which the Shares that may have been disposed of at the Auction are entitled.

1.5.	Offer Price. The purchase price of the Shares is R$7.5850 per Share, which corresponds to eighty percent (80%) of the price paid to the Controlling Shareholders per each common share representative of the controlling ownership of the Target Company disposed of by them (“Offer Price”). The Offeror understands that the Offer Price is fair as it arises from a share purchase transaction of commutative nature, carried out between independent and unrelated parties.

1.6.	Payment of the Offer Price. The payment of the Offer Price shall be carried out by means of one of the following forms, at the choice of each holder of Shares willing to accept the Offer (each one, a “Payment Option”), adjusted pursuant to item 1.7 below, reproducing the conditions effectively set out in the Agreement:

	(a)	Cash Payment Option. The payment will be made in two (2) installments, both in domestic currency, subject to the following conditions (the “Cash Payment Option”):

		(i)	R$3.4353, in domestic currency, on the fifth working day after the Auction (the “First Installment – Cash Payment”); and

		(ii)	R$4.1497, in domestic currency, on July 6, 2013 (the “Second Installment – Cash Payment”); or

	(b)	Mixed Payment Option. The payment will be made in two (2) installments, in domestic currency and in class B preferred shares of the Holding Company of the Offeror (the “Class B Preferred Shares”), subject to the following conditions (the “Mixed Payment Option”), which reproduce the composition of the price paid (i) in cash and (ii) in Class B Preferred Shares practiced with the Controlling Shareholders:

		(i)	the result of the sum of R$3.4353 (the “First Installment – Mixed Payment”) and R$ 3.2286 (the “Second Installment – Mixed Payment”), to be paid in domestic currency on the fifth working day after the Auction; and

		(ii)	0.0334 Class B Preferred Share, on the fifth working day after the Auction (the “Installment in Shares – Mixed Payment”).

	(*)	For a better comprehension, the table below summarizes the price paid to the Controlling Shareholders who chose the Mixed Payment Option and the price that is being offered to the minority shareholders of the Target Company, showing the equitable treatment of the Mixed Payment Option:

	CONTROLLING	MINORITY
	SHAREHOLDERS	SHAREHOLDERS [1]

First Installment – Mixed Payment (in R$)	4.2942	3.4353

Second Installment – Mixed Payment (in R$)	4.0358	3.2286

Installment in Shares – Mixed Payment (in Class B Preferred Shares)	0.0418	0.0334

1 The price paid to the Minority Shareholders is equivalent to 80% of the price paid to the Controlling Shareholders.

1.6.1. Mixed Payment Option. The Mixed Payment Option reflects the payment option effectively used by the Controlling Shareholders and by the shareholders of the Target Company that adhered to the Agreement. As described in further detail in items 1.1.2 above and 6 below, the Controlling Shareholders and the shareholders of the Target Company who adhered to the Agreement were offered the possibility of using the credit related to the second installment for the subscription of Class B Preferred Shares within the framework of the Capital Increase (as defined in item 6.1. below). An additional credit was granted equivalent to 10% of the amount of the second installment of the purchase price paid to the Controlling Shareholders and to those who adhered to the Agreement, which could be used solely for paying up the Class B Preferred Shares. As a result of the exercise of the preemptive right in the subscription of Class B Preferred Shares issued within the scope of the Capital Increase, the Controlling Shareholders and the shareholders of the Target Company that had demonstrated their intention of using the credit related to the second installment to subscribe Class B Preferred Shares were unable to effectively subscribe all Class B Preferred Shares to which they would be entitled. As a result, only 29.2689% of the credit installment was capitalized in Class B Preferred Shares, with the remainder being paid in domestic currency within ten (10) working days as of the approval of the Capital Increase. Therefore, the Second Installment – Mixed Payment and Installment in Shares – Mixed Payment effectively stem from the same proportion between the Class B Preferred Shares and money in cash received by the shareholders who entered into or adhered to the share sale agreement in the first stage of the transaction.

     1.6.1.1. The Class B Preferred Shares to be delivered to the shareholders choosing the Mixed Payment Option shall result from the conversion of Class A Preferred Shares issued by the Holding Company of the Offeror held in treasury into Class B Preferred Shares. On October 19, 2009, the Holding Company of the Offeror requested the approval by the CVM to use these shares held in treasury for paying the minority shareholders who are subject to the Tender Offer. Said authorization was granted on December 22, 2009.

     1.6.1.2. Should the amount of the credit related to the Second Installment in Shares – Mixed Payment held by a given shareholder of the Target Company be not enough to acquire a whole number of Class B Preferred Shares, then said shareholder shall receive the whole number of Class B Preferred Shares immediately lower, receiving the amount of the respective balance in cash, on the fifth working day after the Auction.

     1.6.1.3. The Class B Preferred Shares shall be converted into Class A Preferred Shares of the Holding Company of the Offeror in accordance with the schedule included in item 6.5. below, and, taking into account that the first date of conversion included in the schedule has already been reached and that the second date of conversion included in the schedule will have already been reached on the Settlement Date of the Installment in Shares, the Class B Preferred Shares that would be converted on this date shall be converted into Class A Preferred Shares of the Holding Company of the Offeror within five (5) calendar days as of the Settlement Date of the Installment in Shares.

     1.6.1.4. Shareholders choosing the Mixed Payment Option shall be entitled to the following: should the market value of the Class A Preferred Shares of the Holding Company of the Offeror, calculated based on the weighted average price per volume of each trading session, in the fifteen (15) sessions of the BM&F BOVESPA immediately prior to each conversion date, as detailed in item 6.5. below, be lower than a price per Class A Preferred Share equivalent to R$40.00 adjusted on the settlement date, in other words, the same condition extended to the shareholders who adhered to the Agreement, duly adjusted in accordance with the CDI fluctuation, as of the date of execution of the Agreement, i.e., June 7, 2009, up to the respective date of conversion, the Offeror shall pay to the shareholders of the Target Company who choose the Mixed Payment Option, on the second working day immediately following each respective date of conversion, an amount equivalent to said difference, per Class B Preferred Share subscribed (the “Difference”). Only for the purposes of reference, the terms and conditions set forth in this item 1.6.1.4. comprise a contractual right and not a right related to, arising from, or inherent to the Class B Preferred Shares.

1.7. Adjustment of the Offer Price. The installments of the Offer Price will be adjusted according to the following parameters:

     (a) The amount of the First Installment – Cash Payment and of the First Installment – Mixed Payment shall be adjusted by the fluctuation of the SELIC rate (the Referential Rate of the “Sistema Especial de Liquidação e Custódia” or Special System for Settlement and Custody) in the period between July 7, 2009 and the Settlement Date.

     (b) The amount of the Second Installment – Cash Payment shall be adjusted, as of September 7, 2009, date that corresponds to the 90th day after the date of execution of the Agreement, up to the date of its effective payment, by one hundred percent (100%) of the fluctuation of the daily average rates of the interfinancial deposits of one (1) day, calculated and disclosed daily by the CETIP S.A. – Balcão Organizado de Ativos e Derivativos (the new name of the Custody and Settlement House – CETIP) and applied pro-rata die in the period.

     (c) The amount of the Second Installment – Mixed Payment shall be adjusted by the fluctuation of the SELIC rate in the period between October 2, 2009 and the Settlement Date.

1.8. Information to the BM&F BOVESPA. The Intermediary Institution shall inform the Director of Operations of BM&F BOVESPA, with at least two working days advance notice of the Auction Date, by written notice, of the Offer Price applicable to the First Installment – Cash Payment, to the First Installment – Mixed Payment and to the Second Installment – Mixed Payment final, truncated at the second decimal place for the Auction adjusted up to the respective settlement date, which shall occur five working days following the Auction. Similarly, the Intermediary Institution shall inform the Director of Operations of BM&FBOVESPA, by means of written notice, the Offer Price applicable to the Second Installment – Cash Payment adjusted up to July 6, 2013. In the event the calculation of the Offer Price to be paid in any of the options results in an amount with four (4) decimal places, said amount shall be truncated at the second decimal place.

1.9. Consequence of Accepting the Offer. By accepting the Offer, each Shareholder agrees to dispose of the title to their Shares, including any rights inherent therein, according to the terms and conditions provided for in this Notice.

2. REGISTRATION FOR THE AUCTION

2.1. Registration with the Intermediary Institution or another Brokerage firm. The shareholder of the Target Company wishing to participate in the Auction shall register with the Intermediary Institution or any other brokerage firm of his/her own choice authorized to operate in the BOVESPA segment of the BM&FBOVESPA (with each of them individually named a “Broker” and, collectively, the “Brokers”), as of the date of publication of this Notice up to 6:00pm on February 2, 2010, last working day prior to the Auction Date (the “Registration Period”). Participation in the Auction shall comply with the requirements set forth by the Operation Regulations of BM&FBOVESPA and of the Depository Central (“Central Depositária”) and Settlement House (“Câmara de Liquidação”) of the BOVESPA segment (the “Settlement House”), in addition to the requirements provided for in this Section.

     2.1.1. The shareholders who are not registered with the Intermediary Institution or any other Brokerage firm shall choose one Broker, fill out and sign the Registration Form that is made available to them by it, and present a certified copy of each of the following documents to carry out its registration, as applicable:

	(i)	Individuals. Identification Card, proof of registration at the Individual Taxpayers’ Register of the Ministry of Finance (“CPF/MF”) and proof of residence. Representatives of estates, minors and interdicts, as well as shareholders represented by proxy, shall also present documents evidencing the granting of powers of attorney and originals or certified copies of the Identification Card and the Individual Taxpayers’ Register of the representative; and

	(ii)	Legal Entities. Articles of incorporation or association, proof of enrollment in the Corporate Taxpayer’s ID of the Ministry of Finance (“CNPJ/MF”), corporate documents evidencing the powers of attorney and originals or certified copies of the ID Card and the Individual Taxpayer’s Register of the representatives of the legal entity.

2.2.	At the time of their registration for the Auction, the shareholders shall indicate to the Brokers their irrefutable option with regards to the Payment Option.

2.3.	In addition, the shareholder wishing to register for the Auction must have an account previously opened with a brokerage firm of their free choice, so that the period provided for in item 2.1 may be complied with. As a result, in the event the shareholder does not have an account open yet with a brokerage firm, he/she shall have it opened in within a period prior to that one previously mentioned, thus complying with the specific procedure of the brokerage firm of his/her free choice.

2.4.	Transfer of Shares to the Exclusive Account:

	2.4.1.	Shareholders with Shares in Custody of the Depositary Institution: Shareholders holding Shares held in custody by Banco Itaú S.A. (“Depositary Institution”), depositary financial institution of the book shares of the Target Company, shall register for the Auction by registering with the Intermediary Institution or any other Broker, in accordance with item 2.1 above, with, at least, ten (10) working days advance notice of the Auction, so as to enable the transfer of the shares held in custody of each Broker to the custody of the Settlement House, to the exclusive account 7105-6, up until 1:00 p.m. of the Auction Date.

     2.4.2. Shareholders with Shares in Custody of the Depository Central of BM&FBOVESPA: Shareholders holding Shares held in the fungible custody of the Depository Central of BM&FBOVESPA and who wish to register to take part in the Auction shall transfer their Shares until 1:00 p.m. of the Auction Date to the exclusive account 7105-6.

     2.4.3 The act of transferring the Shares to the exclusive account implies in the instruction to the Settlement House to transfer, on the Settlement Date, the title over the Shares to the Offeror, regardless of the date the Offer Price will be received by the shareholders.

     2.4.4 The Shares so deposited shall not be available for trading until the Settlement Date. In the case that the holder of Shares wishes to trade them in the market before the occurrence of the Auction, he/she shall have his/hers respective position transferred to the available account with the custody of the Settlement House, it being certain that the sale orders registered and which do not have the corresponding Shares deposited with the exclusive accounts for each type of option shall be cancelled.

3. THE AUCTION

3.1. Auction Date. The Auction shall take place on February 3, 2010, at 4:00pm (the “Auction Date”), through the MEGABOLSA system of the BM&FBOVESPA.

3.2. Acceptance Procedures. Up to 1:00pm on the Auction Date, the Intermediary Institution and the other Brokers representing the shareholders wishing to sell Shares in the Offer shall record directly at the MEGABOLSA, by means of code GLOB3L, related to the Cash Payment Option, or GLOB11L, related to the Mixed Payment Option, the number of Shares offered for sale. The shareholder who wishes to cancel or reduce his sale order must contact the Broker which has registered such order on behalf the shareholder with sufficient notice so as to allow the Broker to cancel or reduce the sale orders registered on behalf of the shareholder for the Auction, at the latest until 4:00 p.m. on the Auction Date. The acceptance of the Offer and, consequently, the offer for sale of the Shares shall be deemed irrevocable and irreversible as of the beginning of the Auction, so that the acceptance of the Offer shall result in the obligation by the acceptor to dispose of the Shares, in the form and in the terms and conditions provided for in this Notice.

     3.2.1. The Shares offered for sale shall be free and clear of any liens, charges, security interests, usufruct or other types of encumbrances, in addition to meeting the requirements for transaction included in the BM&FBOVESPA’s Operations Regulations.

3.3. Purchasing Interferences (“Interferências Compradoras”). A competing purchasing interference shall be admitted for the acquisition of Shares offered for sale, in which case, pursuant to CVM Instruction no. 361/02:

     (i) the competing offer shall be registered with CVM; and

     (ii) the amount of said offer shall be, at least, five percent (5%) higher than the Offer price, pursuant to this Notice.

3.4. Brokerage Costs and Fees. Any brokerage costs and fees related to the sale of Shares shall be incurred on account of the respective selling shareholders. Any brokerage costs and fees related to the acquisition of Shares shall take place on account of the Offeror.

3.5. Brokerage Firm Representing the Offeror. The Intermediary Institution shall represent the Offeror in the Auction.

4. PHYSICAL AND FINANCIAL SETTLEMENT

4.1. Physical and Financial Settlement. The physical settlement of the acquisition of the Shares and the consequent transfer of title over the Shares to the Offeror shall be carried out pursuant to the rules of the Settlement House, five working days after the Auction Date, i.e., on February 10, 2010 (the “Settlement Date”), through the gross settlement system not assuming the position of central counterparty guarantors, this being the same date of the financial settlement of the Purchase Price, except in relation to the financial settlement of the: (i) Second Installment – Cash Payment, which shall be held on July 6, 2013 (the “Financial Settlement Date of the Second Installment – Cash Payment”); and (ii) Installment in Shares – Mixed Payment, which shall be carried out within five (5) working days after the Auction Date (the “Settlement Date of the Installment in Shares”).

4.2. Guarantee. Pursuant to the terms of the intermediation agreement entered into between the Intermediary Institution and the Offeror (the “Intermediation Agreement”) and paragraph 4 of article 7 of CVM Instruction no. 361/02, the Intermediary Institution guarantees the financial settlement of the Offer Price.

4.3. The Settlement House, its clearance agents and the other Brokers of the sellers shall not be guarantors of the settlement of the Installment with deferred payment.

4.4. Should the shareholder terminate his/her account with the Broker, such shareholder shall provide the Intermediary Institution with the data of his/her new broker so that the Class B Preferred Shares or the amount related to the Second Installment – Cash Payment may be deposited.

5. TRANSFER OF CONTROL OF THE TARGET COMPANY

5.1. Transfer of Control of the Target Company. On June 7, 2009, the Offeror entered into an agreement with the Controlling Shareholders for the acquisition of eighty six million, nine hundred sixty two thousand, nine hundred sixty five (86,962,965) common shares issued by the Target Company, equivalent to 70.2421% of the voting capital stock, for the amount of eight hundred twenty four million, five hundred twenty one thousand, nine hundred sixty reals (R$824,521,960.00), to be paid in two (2) installments, one in cash (totaling R$373,436,536.00) and another with deferred payment (totaling R$451,085,424.00), with the installment with deferred payment being adjusted in the same way as provided for in item 1.7.6 above. The payment, by the Controlling Shareholders, of the installment in cash was made on July 7, 2009. As regards the installment with deferred payment, same was settled within the framework of the Capital Increase of the Holding Company of the Offeror, as described in item 6.2, below.

6. CORPORATE RESTRUCTURING

6.1. Capital Increase. On July 6, 2009, the General Shareholders Meeting of the Holding Company of the Offeror approved the capital increase of the Holding Company of the Offeror in the amount of R$664,361,840.00, pursuant to the issuance solely of Class B preferred shares (the “Class B Preferred Shares”), at the price of R$40.00 per share, with the possibility of the Holding Company of the Offeror partially ratifying said capital increase, subject to the minimum amount of R$496,193,960.00 (the “Capital Increase”). Said process was detailed in the Notice to the Shareholders dated July 6, 2009, available at the websites of the Holding Company of the Offeror (www.gpari.com.br), of CVM (www.cvm.gov.br) and of BM&FBOVESPA (www.bmfbovespa.com.br).

6.2. The Controlling Shareholders were granted the possibility of using the credit related to the installment with deferred payment in the subscription of Class B Preferred Shares on June 7, 2009, within the scope of the Capital Increase, mentioned in item 6.1. above. In light of the subscription undertakings entered into by the Controlling Shareholders regarding the Class B Preferred Shares, the Controlling Shareholders became entitled to, on June 7, 2009, an additional credit, equivalent to 10% of the amount of the second installment of the acquisition price, which was solely to be used for paying up the Class B Preferred Shares.

6.3 The right to participate in the Capital Increase and to the additional credit was extended to the other shareholders of the Target Company, to the extent that they adhered to the Agreement. As a result, the Offeror became the owner of 118,184,631 Shares, equivalent to 95.0179% of the capital stock of the Target Company.

6.4. The shareholders of the Holding Company of the Offeror were ensured the preemptive right guaranteed by law in the subscription of Class B Preferred Shares, however, in this case, the shares were paid in in cash, in domestic currency.

6.5. The Class B Preferred Shares shall be converted into Class A Preferred Shares according to the following schedule:

a.	32% of the total Class B Preferred Shares issued were converted within five (5) calendar days, as of the date of ratification, in an Extraordinary General Shareholders Meeting of the Holding Company of the Offeror called specifically for that purpose, of the capital increase discussed and approved at the General Shareholders Meeting held on July 6, 2009;

b.	28% of the total Class B Preferred Shares shall be converted on January 7, 2010, which is equivalent to the period of six (6) months, as of the working day immediately following the General Shareholders Meeting held on July 6, 2009;

c.	20% of the total Class B Preferred Shares shall be converted on July 7, 2010, which is equivalent to the period of twelve (12) months, as of the working day immediately following the General Shareholders Meeting held on July 6, 2009; and

d.	20% of the total Class B Preferred Shares shall be converted on January 7, 2011, which is equivalent to the period of eighteen (18) months, as of the working day immediately following the General Shareholders Meeting held on July 6, 2009.

6.6. Should, as a result of the exercise by the shareholders of the Holding Company of the Offeror, of their preemptive right in the subscription of Class B Preferred Shares issued in the Capital Increase, it be not possible for the Controlling Shareholders or for the shareholders of the Target Company that had demonstrated their intention to subscribe Class B Preferred Shares to effectively subscribe them, either totally or partially, then said shareholders would receive the amount equivalent to the Class B Preferred Shares which intention for subscription was demonstrated, but not materialized, in cash, within up to ten (10) working days as of the approval of the Capital Increase. Indeed, pursuant to the Notice to the Market dated September 18, 2009, as a result of the exercise of the preemptive right by the shareholders of the Holding Company of the Offeror, the installment with deferred payment was paid to the Controlling Shareholders and to the shareholders of the Target Company who adhered to the Agreement as follows: (i) 29.2689348% in Class B Preferred Shares, apportioned pro rata to the credit held by each shareholder against the Offeror; and (ii) 70.7310652% in domestic currency, in proportion to the credit held by each shareholder against the Offeror, pursuant to the following terms.

6.7. Pursuant to the terms of the Agreement, it was ensured to the Controlling Shareholders and the shareholders of the Target Company who adhered to the Agreement and, as a result, subscribed Class B Preferred Shares, that, should the market value of the Class A Preferred Shares, calculated based on the weighted average price per volume in each trading session, in the fifteen (15) sessions of the BM&F BOVESPA immediately prior to each conversion date, as detailed in item 6.5. above, be lower than a price per Class A Preferred Share equivalent to forty reais (R$40.00), duly adjusted in accordance with the CDI fluctuation, as of the date of execution of the Agreement up to the respective date of conversion, the Offeror shall pay to the shareholders of the Target Company who subscribed Class B Preferred Shares, on the second working day immediately following each respective date of conversion, an amount equivalent to said difference, per Class B Preferred Share subscribed. For the purposes of clarification, the terms and conditions reflected in this item 6.7. comprise a contractual right and not a right related to, arising from, or inherent to the Class B Preferred Shares.

7. CALCULATION OF THE OFFER PRICE AND APPRAISAL REPORT

7.1. Calculation of the Offer Price. The Offer is made at a price equivalent to eighty percent (80%) of the price paid to the Controlling Shareholders per each common share owned by the Target Company held by them, defined by means of negotiation between independent parties.

7.2. Appraisal Report. BES Investimento do Brasil S.A. – Banco de Investimento, a financial institution headquartered at Av. Brigadeiro Faria Lima, 3,729, 6th floor, in the city of São Paulo, state of São Paulo, enrolled with the CNPJ/MF under no. 34.111.187/0001 -12 (“BESI Brasil”) prepared, on August 5, 2009, an appraisal report of the Target Company (“Appraisal Report”), pursuant to CVM Instruction no. 361/02. The following table presents the methods used in the Appraisal Report and the respective values per Share:

SUMMARY OF THE VALUES PRESENTED (CRITERIA)	VALUE PER SHARE (R$)

Weighted average price for the 12 months immediately
prior to the publication date of the material event notice	7.95
Weighted average price in the period between the date of
publication of the material fact notice and the date of the	8.02
Appraisal Report
Book value	5.82
Economic Value:	MINIMUM	MAXIMUM

- using the discounted cash flow methodology	8.71	9.28

BESI Brasil used as its basis the Target Company’s audited financial statements for the year ended December 31, 2008 and for the quarter ended March 31, 2009, as well as information or documents obtained from public sources deemed reliable in order to conduct its appraisal activities.

Additional details of the calculation of the price paid by the Shares are described in the Appraisal Report, available at the addresses indicated in item 10.9 below.

7.3. Representations of the appraiser.

     7.3.1 BESI Brasil, its controlling shareholders and its related parties are neither holders of nor manage, in a discretionary way, shares or other securities issued by the Target Company.

     7.3.2. BESI Brasil represents that it does not have any conflict of interests hindering the independence required to prepare the Appraisal Report.

     7.3.3. BESI Brasil shall receive four hundred thousand reals (R$400,000.00) as compensation for preparing the Appraisal Report.

8. INFORMATION ABOUT THE TARGET COMPANY

8.1. Corporate Headquarters and Corporate Purpose. The Target Company is headquartered at Av. Prefeito Dulcídio Cardoso, 2000, in the city of Rio de Janeiro, state of Rio de Janeiro, and its corporate purpose consists of: (i) importing, exporting, trading and manufacturing home appliances and manufactured and semi-manufactured products, raw materials, secondary materials and construction materials, aimed at fulfilling, in the field of appliances that are basic and complementary to, all vital, useful or merely pleasurable needs within the personal, household, commercial or industrial fields; (ii) purchasing, selling, importing, manufacturing and improving foodstuffs, raw materials and chemicals, plants and minerals, electronic products in general, IT and data communications products, as well as exploiting IT and data communications services; (iii) purchasing, selling, importing, exporting and manufacturing male or female clothing, ornaments, adornments, jewelry and accessories; (iv) purchasing, selling, importing and manufacturing furniture, assembling, mechanical and electrical appliances, as well as other complements and accessories for household, commercial or industrial use, including those aimed at children’s leisure; (v) distributing, advertising and promoting the sales of own-brand or third-party goods; (vi) organizing, developing and preparing studies to rationalize the work at commercial centers, emporia, private markets or other facilities aimed at meeting all and any consumer needs, in addition to providing services in the IT field; (vii) creating, incorporating and developing commercial companies, acquiring and selling industrial establishments; (viii) providing freight transportation services; (ix) marketing, manufacturing, importing and exporting optical goods, photographs and photographic and cinematographic films, as well as providing services related to their development; (x) intermediating and being in charge of the operation of businesses in Brazil and abroad; (xi) providing business consulting and assistance for, among other things, importing and exporting goods and services; and (xii) participating in other companies, domestic or foreign, as a shareholder, member or, still, a consortium member, being entitled to promoting consolidations, mergers, spin offs or other forms of company partnerships.

8.2. Background of the Target Company and of the Development of its Activities. The Target Company was incorporated in 1946 and operates under the commercial name of Ponto Frio, being one of Brazil’s largest and most traditional retail chains of home and electronic appliances and furniture.

Initially, it carried out the importation of products for wholesale sales. In the beginning of the 1950s, it opened its first retail store in the city of Rio de Janeiro. As of this time, it began its expansion process to the federal capital, Brasília, and the states of Goiás and Minas Gerais.

In 1998, it diversified the mix of products offered in its stores, investing in IT and mobile phone equipment, diversifying its operating market. In May of the same year, it was accredited by BCP Telecomunicações and became one of the primary B Band mobile phone distribution channels in São Paulo. In addition, it negotiated an agreement with Intel Corporation and Metron – ML Indústria Eletrônica S.A. to sell a new popular PC, which was sold at a more competitive price than the one found at IT stores. As a result, it reduced its dependence in relation to white goods.

In the year 2000, through the acquisition of 81 points of sale of the Disapel chain, which had declared its voluntary bankruptcy, the Target Company strengthened its presence in the Southern region of the country (of the 81 stores, 25 were in the state of Rio Grande do Sul, 36 in the state of Paraná, and 20 in the state of Santa Catarina) and became the industry leader in number of stores, with 347 outlets, after said acquisition. In November of that year, it was the pioneer in the retail segment for consumer electronics and home appliances, when it opened its first Megastore in the city of São Paulo.

In 2007, it expanded its operations to the country’s Northeast region, adopting a new Store format, Ponto Frio Digital, which is focused on the digital technological segment: audio, video, photo, IT and mobile telephony. In August 2008, it restructured its Internet and telesales operations. Pontofrio.com became an independent company, a subsidiary of the Target Company, and led by a group of executives with vast experience in the business and a background of delivering results in the virtual market.

8.3. Breakdown of the Equity Ownership. On December 3rd, 2009, the breakdown of the equity ownership of the Target Company was as follows:

Shareholder		Registered Common Shares (thousand)%
Controlling Shareholder	CBD	118,185	95.00
Shareholders Related to the Controlling Shareholder	0		0
Managers	Board of Directors	0	0
	Executive Directors	0	0
Treasury Stock	577		0.50
Outstanding Shares	5,620		4.50
Total	124,382		100

8.4. Financial and Economic Indicators of the Target Company. The financial indicators of the Target Company, based on the consolidated financial statements, are indicated in the following table:

	Year Ended:			Period of Nine Months Ended:
	12.31.2006	12.31.2007	12.31.2008	09.30.2009
Capital Stock Realized (R$ thousand)	413,471	413,471	671,033	671,033
Shareholders’ Equity (R$ thousand)	678,621	725,170	745,691	346,231
Net Revenue (R$ thousand)	3,177,361	3,444,390	3,769,435	2,730,378
Operating Income (R$ thousand)	47,755	-62,053	28,121	(378,855)
Net Income (R$ thousand)	79,457	89,289	16,559	(350,033)
Total Liabilities (R$ thousand)	2,325,060	2,814,973	2,412,965	2,086,803
Current Liabilities (R$ thousand)	1,548,455	1,878,072	1,475,439	1,439,776
Long-term Liabilities (R$ thousand)	97,984	211,731	191,835	300,796
Treasury Stock (thousand)	600	577	577	577
Earnings per Share (R$)	0.89	0.99	0.13	(2.82732)
Book Value per Share (R$)	7.56	8.08	6.02	2.80
Total Liabilities/Shareholders' Equity (%)	342.6%	388.18%	323.59%	602.72%
Net Income/Shareholders' Equity (%)	11.71%	12.31%	2.22%	(101.10%)
Net Income/Net Revenue (%)	2.50%	2.59%	0.44%	(12.82%)
Net Income/Capital Stock Posted (%)	19.22%	21.59%	2.47%	(52.16%)

8.4.1. The annual and periodic financial statements of the Target Company are available at the following Internet pages: www.globex.com.br, www.bmfbovespa.com.br and www.cvm.gov.br.

8.5. Historical Information on the Trading of Shares. The tables below indicate the volumes traded, the amounts and average prices practiced in the trading on the spot market at the BM&FBOVESPA with the Shares (GLOB3): (i) in the twelve (12) months immediately prior to the publication of the material fact of June 8, 2009; and (ii) in the period between the publication date of the material event and the publication date of this Notice:

Trading prior to the publication of the material fact
Month	Volume Traded (in R$)	Amount Traded	Minimum Price (R$/Share)	Average Price (R$/Share)	Weighted Average Price (R$/Share)	Maximum Price (R$/Share)

09 June 08 until 30 June 08	16,165,414	656,100	19.00	23.19	24.70	25.80
July-08	14,233,580	845,300	15.50	18.19	17.09	21.00
August-08	7,472,523	470,700	14.00	15.72	15.82	18.50
September-08	4,027,557	299,300	12.00	13.30	13.43	14.99
October-08	5,999,806	688,000	6.00	9.03	8.34	12.90
November-08	5,948,283	959,900	5.50	6.64	6.18	8.00
December-08	1,466,953	265,700	4.80	5.60	5.52	6.99
January-09	1,971,861	383,800	4.56	5.28	5.19	5.97
February-09	59,014,862	9,922,100	5.15	5.70	5.95	6.40
March-09	2,517,731	398,100	5.11	5.62	6.19	7.00
April-09	30,326,412	4,016,800	6.39	7.59	7.54	9.00
May-09	14,871,840	1,736,200	7.80	8.41	8.47	9.50
01 June 09 until 07 June 09	3,232,768	351,000	8.90	9.16	9.19	9.60
* Source: Bloomberg on December 29, 2009.

Trading subsequent to the publication of the material fact
Month	Volume Traded (in R$)	Amount Traded	Minimum Price (R$/Share)	Average Price (R$/Share)	Weighted Average Price (R$/Share)	Maximum Price (R$/Share)
08 June 09 until 30 June 09	79,623,334.00	10,245,200	7.55	7.74	7.76	8.30
July-09	40,476,156.00	4,902,800	7.60	8.06	8.15	8.59
August-09	49,282,027	5,651,600	7.40	8.13	8.37	8.74
September-09	1,048,488	128,800	7.51	8.02	8.16	8.38
October-09	1,537,278	191,100	7.70	8.11	8.09	8.32
novembro-09	1,307,243	155,800	7.80	8.47	8.53	9.59
01 December 09 until 29 December 09	21,601,512	1,282,600	9.50	15.10	17.09	19.80
* Source: Bloomberg on December 29, 2009.

8.5.1. According to the figures presented in the table above, the weighted average quoted price (weighted average monthly price by the respective monthly volume) of the common shares of the Target Company in the twelve (12) months immediately prior to the publication of the material fact of June 8, 2009, is equivalent to R$7.95 per Share.

8.5.2. According to the figures presented in the table above, the weighted average price in the period between the publication date and the first material fact informing about the transfer of control of the Target Company and the date of the Appraisal Report is equivalent to R$8.02 per Share.

8.6 Historical Information about Dividends for the Years 2006, 2007 and 2008:

Dividends and Interest on Own Capital (IOC)	2006	2007	2008

IOC/Dividend (R$ thousand)	10,067	43,000	3,933
Registered Common Shares (thousand)	30,120	30,120	124,381
IOC/Dividend/share (R$/share)	0.334233	0.347322	0.031767

8.7. Registration as Publicly-held Company: The registration on behalf of the Target Company, pursuant to Article 21 of Law no. 6,385, of December 7, 1976, as amended, as well as the information related to the registration of the Target Company, are updated up to the present date.

9. INFORMATION ON THE OFFEROR AND THE HOLDING COMPANY OF THE OFFEROR

9.1. Corporate Headquarters and Corporate Purpose of the Offeror. The Offeror is headquartered at Avenida Brigadeiro Luiz Antônio, 3,172, 3rd floor, in the city of São Paulo, state of São Paulo, and its corporate purpose includes the participation, as a partner or shareholder, in the capital stock of other companies, whatever their form, and in commercial enterprises of any nature, and in the management of its own assets. The only operating activity of the Offeror is to work as the holding company of the Target Company.

9.2. Corporate Headquarters and Corporate Purpose of the Holding Company of the Offeror. The Controlling Company of the Offeror is headquartered at Avenida Brigadeiro Luiz Antônio, 3,142, in the city of São Paulo, state of São Paulo, and its corporate purpose includes the marketing of manufactured, semi-manufactured or “in natura” products, domestic or foreign, of any type and species, nature or quality, provided it is not forbidden by law. In addition, the Holding Company of the Offeror may engage in the following activities: (i) manufacture, processing, exportation, importation and representation of products either on its own or through third parties; (ii) international trade, including that involving coffee; (iii) importation, distribution and sale of cosmetic products, toiletries, perfumery, sanitation, cleaning and pest control products, and food supplements; (iv) trade in general of drugs, medicines, pharmaceutical and homeopathic specialties; chemical products, accessories, dental care equipment, tools and equipment for surgery; production of chemical products and pharmaceutical specialties, with the possibility that such activities are specialized as Drugstore, Allopathic Drugstore or Pharmacy, Homeopathic Drugstore or Pharmacy or Manipulation Pharmacy of each specialty; (v) sale of oil products and derivatives, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles in general; (vi) sale of veterinary products, drugs and medicines in general; veterinary office, clinic and hospital, and pet shop with bath and shearing services; (vii) rental of VCR tapes; (viii) performance of photo, film and similar studio services; (ix) execution and management of real estate transactions, purchasing, promoting subdivisions and developments, leasing and selling real estate properties on its own or for third parties; (x) acting as a distributor, agent and representative for merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interest or on behalf of such consignors; (xi) data processing services; (xii) building and construction services of all kinds, either on its own behalf or on for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators; (xiii) utilization of sanitary and related products; (xiv) highway transportation of general freight for its own products, including warehousing and storage services; (xv) general advertising, including for other compatible or connected fields, subject to any legal restrictions; (xvi) purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products; (xvii) preparation of studies, analyses, planning and market surveys; (xviii) performance of market tests for the launching of new products, packing and labels; (xix) creation of strategies and analyses of industry sales behavior, special promotions, and advertising; (xx) provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and (xxi) representation of other domestic and foreign companies and participation in other companies irrespective of the form or purpose of same.

9.3. Background of the Holding Company of the Offeror and of the Development of its Activities. Mr. Valentim dos Santos Diniz founded, in 1948, the pastry shop Pão de Açúcar. In 1959, the first supermarket of the chain was opened. Already in 1965, after the incorporation of the “Sirva-se” chain, the group had 11 stores. In the next year, the first store outside the city of São Paulo was opened in Santos. In 1968, when the chain already had 64 stores, the International Division was created, and stores of Grupo Pão de Açúcar – (GPA) were opened in Portugal, Angola and Spain. During the 1970s, GPA experienced a great expansion, with the acquisition of the Eletroradiobraz chain and the inauguration of the first generation of Brazil’s hypermarkets, the Jumbo stores. In 1978, the Superbom, Peg-pag and Mercantil supermarket chains were acquired by GPA and, in 1979, the Minibox chain was introduced, with a concept of stores with a reduced number of items and very competitive prices, aimed at low-income customers.

In order to recover the efficiency lost during its rapid growth, the Holding Company of the Offeror began the 1990s by carrying out an important restructuring, focusing its businesses on the food retail segment and improving its productivity, competitiveness and profitability. At the end of this process, the Holding Company of the Offeror decided to operate only four types of store, each with a different form of operation in the market: Pão de Açúcar, Extra, Superbox and Extra-Eletro. In the year 2000, the Group directed its investments to acquisitions, strengthening the position with low- and middle-income consumers, and consolidating the Pão de Açúcar format in locations where it already had a strong presence.

In February 2004, Sendas and the Group entered into an “Investment and Partnership Agreement”, through which they carried out the partnership pursuant to the contribution, in a new company called Sendas Distribuidora, of the assets, rights and obligations related to the retail activities of Sendas and of the Holding Company of the Offeror in the state of Rio de Janeiro. The new company was incorporated with the participation of 50% of the voting capital for Sendas and 50% of the voting capital for the Holding Company of the Offeror, with the company being in charge of the management of the partnership. Sendas Distribuidora began its activities with a total of 106 stores and a shop floor of 324,000 m2.

In October 2004, a partnership agreement was entered into between Itaú Holding and the Holding Company of the Offeror aimed at incorporating Financeira FIC – Financeira Itaú CBD, which operates in the structuring and marketing of financial and related products and services for the customers of the Holding Company of the Offeror. This partnership, which has an initial term of 20 years as of the execution of its agreement, created important operating synergies, allowing the expansion and enhancement of the current offering of products and services to the customers of the Holding Company of the Offeror, including, among other things, private label credit cards (which use is limited to the stores of the Holding Company of the Offeror), cards with widely accepted brands, direct consumer credit, personal loan, extended warranty and insurance.

In November 2007, the Group acquired shares equivalent to 60% of the total and voting capital of Barcelona, the company that received the spun-off assets of Assai Comercial e Importadora Ltda. Through this partnership and with the operation of three Sendas Distribuidora stores converted to the Assai chain, GPA begins to operate in the cash & carry segment (“atacarejo”) and thus strengthens its multiformat position.

9.4. Class B Preferred Shares. The shareholders accepting this Offer may demonstrate their intention to use the credit related to the Second Installment to subscribe and pay in Class B Preferred Shares. The Class B Preferred Shares are preferred shares issued by the Offeror, with no voting rights, no par value, which shall entitle its holders the right to: (i) an annual fixed dividend in the amount of R$0.01 per share; and (ii) reimbursement preference in the event of winding up of the Offeror. The Class B Preferred Shares cannot be traded, sold, granted, disposed of, or transferred, directly or indirectly, under any form, whether on the stock exchange or through private transactions, and shall be converted into Class A Preferred Shares of the Offeror in accordance with the schedule provided for in item 6.5. above.

9.5. Capital Stock of the Holding Company of the Offeror. The capital stock of the Holding Company of the Offeror, fully subscribed and paid up, on this date, totals R$5,364,412,215.55, divided into 99,679,851 common shares, 138,229,299 Class A Preferred Shares and 16,609,046 Class B Preferred Shares, all registered and with no par value.

9.6. Breakdown of Ownership of the Holding Company of the Offeror. The breakdown of the ownership and distribution of the capital stock of the Holding Company of the Offeror on December 29, 2009 was the following:

Shareholder		Registered Common Shares	%	Class A Registered Preferred Shares	%	Class B Registered Preferred Shares	%	Total
Controlling Shareholder	Wilkes Participações S/A	65,400	65.61	0	0	0	0	65,400
Shareholders Related to the Controlling Shareholder	Grupo Casino and Abilio Diniz	34,219	34.33	38,120	26.50	3,547	31.4	75,886
Managers	Conselho de Administração	0	0	4	0	0	0	4
	Diretoria	0	0	220	0.15	0	0	220
Treasury Stock		0	0	370	0.26	0	0	370
Outstanding Shares		61	0.06	105,164	73.09	7,747	68.60	112,972
Total		99,679,851	100	143,878	100	11,294	100	254,852

9.7. Financial and Economic Indicators of the Holding Company of the Offeror. The financial indicators of the Holding Company of the Offeror, based on the consolidated financial statements, are indicated in the following table:

	Year Ended:			Period of Nine Months Ended:
	12.31.2006	12.31.2007	12.31.2008	09.30.2009
Capital Stock Realized (R$ thousand)	3,954,629	4,149,858	4,450,725	5,364,412
Shareholders’ Equity (R$ thousand)	4,842,127	4,949,677	5,407,716	6,456,679
Net Revenue (R$ thousand)	13,880,403	14,902,887	18,033,110	15,799,311
Operating Income (R$ thousand)	64,674	205,904	392,951	455,317
Net Income (R$ thousand)	85,524	185,655	260,427	397,633
Total Liabilities (R$ thousand)	11,600,437	12,750,256	13,544,018	16,904,650
Current Liabilities (R$ thousand)	3,823,909	4,370,426	3,417,995	6,845,223
Long-term Liabilities (R$ thousand)	2,805,985	3,292,477	4,614,032	3,485,897

Treasury Stock (thousand)	0	0	0	370
Earnings per Share (R$)	0.00075	0.81456	1.10703	1.5646
Book Value per 1,000 Shares (R$)	0.04	21.72	22.99	25.41
Total Liabilities/Shareholders' Equity (%)	239.6%	257.60%	250.46%	261.82%
Net Income/Shareholders' Equity (%)	1.7%	3.75%	4.82%	6.16%
Net Income/Net Revenue (%)	0.62%	1.25%	1.44%	2.52%
Net Income/Capital Stock Posted (%)	2.16%	4.47%	5.85%	7.41%

9.7.1. The annual and periodic financial statements of the Holding Company of the Offeror are available at the following Internet pages: www.gpari.com.br, www.bmfbovespa.com.br and www.cvm.gov.br.

9.8. Historical Information on the Trading of Shares of the Holding Company of the Offeror. The tables below indicate the volumes traded, the amounts and the average prices practiced in the trading on the spot market at the BM&FBOVESPA with the common shares of the Holding Company of the Offeror (PCAR3) and with the Class A Preferred Shares (PCAR5) during the last twelve (12) months. Class B Preferred Shares may not and will not be traded.

9.8.1. Common Shares (PCAR3)

Month	Volume Traded (in R$)	Amount Traded	Minimum Price (R$/Share)	Average Price (R$/Share)	Weighted Average Price (R$/Share)	Maximum Price (R$/Share)
01 December 09 until 29 December 09	-	-	-	-	-	-
November 2009	6,000	100	60.00	60.00	60.00	60.00
October 2009	-	-	-	-	-	-
September 2009	-	-	-	-	-	-
August 2009	-	-	-	-	-	-
July 2009	-	-	-	-	-	-
June 2009	-	-	-	-	-	-
May 2009	-	-	-	-	-	-
April 2009	3,251	100	32.51	32.51	32.51	32.51
March 2009	3,100	100	31.10	31.10	31.10	31.10
February 2009	-	-	-	-	-	-
January 2009	-	-	-	-	-	-
December 2008	-	-	-	-	-	-
* Source: Reuters on December 29, 2009.

9.8.2. Class A Preferred Shares (PCAR5)

Month	Volume Traded (in R$)	Amount Traded	Minimum Price (R$/Share)	Average Price (R$/Share)	Weighted Average Price (R$/Share)	Maximum Price (R$/Share)
01 December 09 until 29 December 09	921,858,758	14,940,100	55.00	62.06	61.91	64.35
November 2009	643,198,940	11,643,200	53.12	55.23	55.18	57.90
October 2009	685,338,790	12,841,700	49.20	53.55	53.43	56.35
September 2009	707,068,380	14,532,300	45.70	48.25	48.62	50.00
August 2009	531,573,890	11,750,800	43.25	45.41	45.34	47.20
July 2009	732,379,440	18,046,000	37.33	40.77	40.58	43.65
June 2009	459,825,980	12,561,300	35.56	36.70	36.65	38.65
May 2009	367,986,127	10,379,962	33.60	35.42	35.55	37.75
April 2009	633,060,364	19,012,293	30.39	33.43	33.38	36.44
March 2009	287,132,636	9,417,334	27.74	30.56	30.45	32.13
February 2009	233,275,284	7,917,641	27.48	29.51	29.50	30.87
January 2009	330,557,497	11,014,090	27.64	29.99	29.97	32.99
December 2008	513,262,991	14,736,991	30.68	34.31	34.67	39.87
* Source: Reuters on December 29, 2009.

9.9. Historical Information about Dividends of the Holding Company of the Offeror for the Years 2006, 2007 and 2008:

Dividends and Interest on Own Capital (IOC)	2006	2007	2008

Registered Common Shares IOC/Dividend (R$ thousand)	8,425	20,737	61,851
Registered Preferred Shares IOC/Dividend (R$ thousand)	11,887	29,347	61,851
Registered Common Shares (thousand)	99,679,851	99,679,851	99,679,851
Registered Preferred Shares (thousand)	128,749,503	137,846,616	154,838,345
Registered Common Shares IOC/Dividend/share (R$/share)	0.00016903	0.20804	0.2489995610
Registered Preferred Shares IOC/Dividend/share (R$/share)	0.00018594	0.22884	0.2738995170

9.10. Registration as Publicly-held Company: The registration on behalf of the Holding Company of the Offeror, pursuant to Article 21 of Law no. 6,385, of December 7, 1976, as amended, as well as the information related thereto, are updated up to the present date.

10. OTHER INFORMATION

10.1. Representations of the Offeror. The Offeror represents that it is responsible for the truthfulness, quality and sufficiency of the information supplied to the CVM and to the market, as well as for any damage caused to the Target Company, to its shareholders and to third parties, by negligence or willful miconduct, due to misrepresentation, inaccuracy or omission of said information.

     10.1.1. Additional Obligation. The Offeror represents that it will pay to the owners of outstanding shares, who accept the Offer, the difference, if any, between the Offer Price, adjusted by the changes in the number of shares arising from bonuses, stock splits, reverse stock splits and conversions, if any, and: (a) the price per share that would be owed, or that may be owed, should, within one (1) year as of the Auction Date, an event take place that would impose or may impose the conduction of a mandatory tender offer, among those related to items I to III of article 2 of CVM Instruction no. 361/02; and (b) the amount to which they would be entitled, should they still remained shareholders and dissented from a decision of the Target Company that may approve the performance of any corporate event that allows the exercise of the right of withdrawal, when said event takes place within one (1) year as of the Auction Date.

     10.1.2. Merger of the Offeror by the Target Company. Pursuant to the extraordinary general shareholders meetings of the Target Company and of the Offeror taken place on December 22, 2009, the merger of the Offeror by the Target Company was approved (“Merger of the Offeror”), as disclosed by means of the Material Fact dated December 7, 2009. Considering that the Merger of the Offeror results in the assumption, by the Target Company, of all the rights and obligations of the Offeror, as its successor, on November 20, 2009, a Private Instrument for the Assignment of Obligations and Other Matters was executed between the Offeror and the Holding Company of the Offeror, with the Target Company as the intervening party, by means of which the Offeror assigned to the Holding Company of the Offeror all the obligations, debts and liabilities of the Offeror related to or resulting from the purchase of the shares representing the control of the Target Company, in pursuant to the Agreement, including those related to the present Offer, so as to ensure that the Merger of the Offeror will not result in the assumption, by the Target Company, of any of the obligations of the Offeror related to the Tender Offer, which shall be wholly and exclusively supported by the Holding Company of the Offeror.

     10.1.3. Event of Non Incidence of the Additional Obligation – Acknowledgment of the Merger of the Offeror. By accepting the Tender Offer, the shareholder represents: (i) his/her acknowledgment in relation to the possibility of a corporate decision of the Target Company that may approve a corporate event that allows the exercise of the right of withdrawal, pursuant to paragraph 1 of article 10 of CVM Instruction no. 361/02; and (ii) that he/she understands and accepts that he/she shall not be entitled to the payment of the difference between the price adopted in this Tender Offer and the amount to which he/she would be entitled, if he/she were still a shareholder of the Target Company and dissented from the decision regarding the Merger of the Offeror, allowing the receipt of the right of withdrawal.

     10.1.4. Acquisition of the Remaining Shares After the Auction. The Offeror represents that, should it acquire more than two thirds (2/3) of the Shares, it shall become obliged to acquire the remaining Shares within the period of three (3) months, as of the Auction Date, for the final price of the Tender Offer Auction, adjusted up to the date of the effective payment by one hundred percent (100%) of the fluctuation of the daily average rates of the interfinancial deposits of one (1) day, calculated and disclosed daily by the CETIP S.A. – Balcão Organizado de Ativos e Derivativos (the new name of the Custody and Settlement House – CETIP) and applied pro-rata die in the period, with the payment to be made no longer than fifteen (15) days of the exercise of the right by the shareholder wishing to dispose of his/her Shares within this period.

10.2. Representation of the Intermediary Institution. The Intermediary Institution represents that it took all precautions and acted with the highest standards of diligence to ensure that the information provided by the Offeror was truthful, consistent, correct and sufficient, answering for the omission in its duty, as well as that it verified the sufficiency and quality of the information provided to the market during the entire Offer procedure, which is required for the decision making process by the shareholders, including any potential and periodic information of the Target Company and the information included in this Notice.

10.3. Representation of the Offeror and of the Intermediary Institution. The Offeror and the Intermediary Institution represent that up to this date they are unaware of any events or circumstances, not disclosed to the public, that may influence in a relevant way the results of the Target Company or the trading prices of the Shares.

10.4. Shares held by the Intermediary Institution and by affiliated companies. The Intermediary Institution, its controlling shareholders and its related parties, on this date, are neither holders nor manage, in a discretionary way, shares or other securities issued by the Target Company.

10.5. Relationship between the Intermediary Institution and the Offeror. The controlling shareholder of the Intermediary Institution, BESI Brasil, holds Debentures of the 1st series – 6th Issuance of the Holding Company of the Offeror. Both the

Intermediary Institution and the people related thereto intend to maintain the commercial relationship with the Holding Company of the Offeror and any other companies related to same, including the Offeror, providing them with services and offering them products within the framework of its activities.

10.6. Relationship between the Intermediary Institution and the Target Company. In addition to the relationship arising from the Offer, the Intermediary Institution and people related to it do not maintain, on this date, commercial relations in the regular course of business with the Target Company.

10.7. Disclosure of Early Acceptance of the Mixed Payment Option. As a result of negotiations maintained with Fundação Ponto Frio, shareholder holding 73.17% of the outstanding Shares of the Target Company, Fundação Ponto Frio expressed its willingness and commitment to adhering to the Tender Offer, choosing the Mixed Payment Option described above.

10.8. Access to the Appraisal Report, to the Offer Notice and to the List of Shareholders. The Appraisal Report, this Notice and the List of Shareholders of the Target Company are available to any person interested (with the latter document made available only pursuant to the identification and receipt signed by the interested party) at the addresses mentioned below. Alternatively, the Appraisal Report and this Notice may be accessed on the following Internet pages:

GLOBEX UTILIDADES S.A.
Av. Prefeito Dulcídio Cardoso, 2000, Rio de Janeiro, state of Rio de Janeiro
www.globex.com.br

COMPANHIA BRASILEIRA DE DISTRIBUÇÃO
Avenida Brigadeiro Luiz Antônio, 3,142, São Paulo, state of São Paulo
www.gpari.com.br

BES SECURITIES DO BRASIL S.A. CCVM
Av. Brigadeiro Faria Lima, 3,729, 6th floor, São Paulo, state of São Paulo www. bessecurities.com.br

COMISSÃO DE VALORES MOBILIÁRIOS (Brazilian Securities and Exchange Commission)
Rua Cincinato Braga, 340, 2nd floor, São Paulo, state of São Paulo
Rua Sete de Setembro, 111, 2nd floor, “Centro de Consultas” - Rio de Janeiro, state of Rio de Janeiro
www.cvm.gov.br

BM&FBOVESPA S.A. - BOLSA DE VALORES, MERCADORIAS E FUTUROS
Praça Antonio Prado, 48, 2nd floor, São Paulo, state of São Paulo www. bmfbovespa.com.br

10.9. Legal Advisors.

Legal Advisors of the Offeror
Souza, Cescon, Barrieu & Flesch Advogados
Rua Funchal, 418 – 11th floor, São Paulo, state of São Paulo
www.scbf.com.br

10.10. Registration with the CVM. This Offer was previously submitted to the CVM and registered under no. CVM/SRE/OPA/ALI/2009/010, on December 22, 2009, and the BM&FBOVESPA approved the conduction of the Auction in its trading system.

THE GRANTING OF REGISTRATION REQUEST OF THIS OFFER NEITHER IMPLIES, ON THE PART OF CVM, A GUARANTEE OF TRUTHFULNESS OF THE INFORMATION PROVIDED, NOR AN OPINION ON THE QUALITY OF THE TARGET COMPANY, OF THE OFFEROR OR ON THE PRICE OFFERED FOR THE SHARES THAT ARE THE OBJECT OF THIS OFFER.

São Paulo, January 4, 2009.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

BES SECURITIES DO BRASIL S.A. CORRETORA DE CÂMBIO E VALORES MOBILIÁRIOS

ANBID

This tender offer (program) was prepared in accordance with ANBID’s Self-regulation norms for Tender Offers for the Distribution and Acquisition of Securities, therefore, this tender offer (program) meets the minimum information standards required by ANBID, and ANBID is not accountable for any responsibility for said information, for the quality of the issuer and/or offerors, of the Participating Institutions, and of the securities that are the object of the tender offer (program). This seal does not mean an investment recommendation. The previous registration or analysis of this distribution neither implies, on the part of ANBID, a guarantee of truthfulness of the information provided, nor an opinion on the quality of the issuing company, as well as on the securities to be distributed.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 04, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.